

Mail Stop 4631

January 9, 2017

Via E-mail
Mr. David L. Messenger
Chief Financial Officer
Century Communities, Inc.
8390 East Crescent Parkway, Suite 650
Greenwood Village, Colorado 80111

>   **Re: Century Communities, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2015**
>   **Filed February 19, 2016**
>   **File No. 1-36491**

Dear Mr. Messenger:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and
Construction